UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

[X]	FOR THE YEAR ENDED DECEMBER 31, 2001 OR
[ ]	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the transition period from . . . . to . . . . Commission file number 1-7627

FRONTIER REFINING & MARKETING INC. and SUBSIDIARIES
COLLECTIVELY BARGAINED EMPLOYEES
RETIREMENT SAVINGS PLAN
(Full title of the plan)

FRONTIER OIL CORPORATION
 (Name of issuer of the securities)

10000 Memorial Drive, Suite 600
Houston, Texas 77024-3411
(Address of issuer's principal executive offices)

FRONTIER REFINING & MARKETING INC. and SUBSIDIARIES
COLLECTIVELY BARGAINED EMPLOYEES RETIREMENT SAVINGS PLAN
ANNUAL REPORT ON FORM 11-K
FOR THE YEAR ENDED DECEMBER 31, 2001

INDEX

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

INDEPENDENT AUDITORS’ REPORT

To the Trustees and Participants of
the Frontier Refining & Marketing Inc. and Subsidiaries
Collectively Bargained Employees Retirement Savings Plan
Denver, Colorado

We have audited the accompanying statements of net assets available for benefits of the Frontier Refining & Marketing Inc. and Subsidiaries Collectively Bargained Employees Retirement Savings Plan (the “Plan”) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000 and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP
Denver, Colorado

June 25, 2002.

                                FRONTIER REFINING & MARKETING INC. and SUBSIDIARIES
                             COLLECTIVELY BARGAINED EMPLOYEES RETIREMENT SAVINGS PLAN

                               STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                         As of December 31, 2001 and 2000

                                                                            2001                 2000
                                                                       ---------------     ----------------

ASSETS
     Cash and Cash Equivalents                                         $         2,028     $              -
                                                                       ---------------     ----------------

     Investments at Fair Value (Note 2):
         Mutual Funds                                                       12,356,111           16,843,160
         Frontier Oil Corporation Common Stock                                  46,110                    -
         Common/Collective Trust                                             3,145,108            2,654,947
         Participant Loans                                                     774,180              854,718
                                                                       ---------------     ----------------
                                                                            16,321,509           20,352,825
                                                                       ---------------     ----------------

     Receivables:
         Employer Contributions                                                220,480              180,911
         Employee Contributions                                                 72,003               71,909
                                                                       ---------------     ----------------
                                                                               292,483              252,820
                                                                       ---------------     ----------------

         Total Assets                                                       16,616,020           20,605,645
                                                                       ---------------     ----------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                                 $    16,616,020     $     20,605,645
                                                                       ===============     ================

                         The accompanying notes are an integral part of these statements.

                                FRONTIER REFINING & MARKETING INC. and SUBSIDIARIES
                             COLLECTIVELY BARGAINED EMPLOYEES RETIREMENT SAVINGS PLAN

                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                       For the Year Ended December 31, 2001

Additions to Net Assets Attributed to:
     Dividends and Interest Income                                                             $      473,182
     Participant Loan Interest                                                                         74,641
                                                                                               --------------
                                                                                                      547,823

Contributions:
     Employer                                                                                         776,863
     Employee                                                                                         894,163
                                                                                               --------------

              Total Additions                                                                       2,218,849
                                                                                               --------------

Deductions from Net Assets Attributed to:
     Net Depreciation in Fair Value of Investments (Note 2)                                       (3,504,471)
     Net Loss on Sale of Assets (Note 2)                                                          (1,229,555)
     Benefits Paid to Participants                                                                (1,369,716)
     Transfers to Frontier Retirement Savings Plan                                                   (94,469)
     Administrative Fees                                                                             (10,263)
                                                                                               -------------

              Total Deductions                                                                    (6,208,474)
                                                                                               -------------

     Net Decrease                                                                                 (3,989,625)

Net Assets Available for Plan Benefits:
     Beginning of Year                                                                             20,605,645
                                                                                               --------------
     End of Year                                                                               $   16,616,020
                                                                                               ==============

                          The accompanying notes are an integral part of this statement.

FRONTIER REFINING & MARKETING INC. and SUBSIDIARIES
COLLECTIVELY BARGAINED EMPLOYEES RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

1.    SUMMARY OF PLAN

The following summary of the Frontier Refining & Marketing Inc. and Subsidiaries (the “Company”) Collectively Bargained Employees Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document, available upon request from the Company’s Human Resources Department, for a more complete description of the Plan’s provisions.

        General

The Plan is a defined contribution plan covering any person who is employed by the Company or an affiliate, has completed six months of service, is age 21 or older, and who is covered by a collective bargaining agreement at the Company’s Cheyenne, Wyoming refinery between employee representatives and the Company or an affiliate if the agreement provides for participation in a retirement plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Pension Benefit Guaranty Corporation does not guarantee Plan benefits. Any eligible employee will be considered a “Participant” in the Plan.

All of the Plan’s assets are held by a trustee-administered trust fund (the “Trust”). The trustee for the Plan is Fidelity Management Trust Company (the “Trustee”). A committee appointed by the Company’s Board of Directors (the “Board”) administers the Plan.

        Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

        Investment Valuation

Investments, except for investments in the Fidelity Managed Income Portfolio and Participant Loans, are stated at fair values. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The Fidelity Managed Income Portfolio is a common/collective trust which invests in guaranteed investment contracts, bank investment contracts and guaranteed synthetic investment contracts. These contracts are carried in the common/collective trust fund’s audited financial statements at estimated fair value as determined by the trust fund’s trustee based on the underlying investments, which approximates fair value. The Plan’s investment in the Trust is valued daily at the Plan’s proportionate interest in the fund as of the financial statement date. The average yield for the year ended December 31, 2001 was 5.82% and the crediting interest rate as of December 31, 2001 and 2000 was 5.40% and 5.92%, respectively. Participant Loans are valued at cost, which approximates fair value.

The net annual change in the fair value of investments (net realized and unrealized gains or losses) is reflected in the accompanying Statement of Changes in Net Assets Available for Plan Benefits.

        Administrative Expenses

Subject to such limitations as may be imposed by ERISA or other applicable laws, all costs and expenses incurred in connection with the general administration of the Plan and the Trust shall be covered by the Company unless paid by the Trust. During calendar year 2001, administrative costs in the amount of $6,800 were paid directly by the Company.

Additionally, administrative costs in the amount of $10,263 were paid by the Trust, from specific participant accounts.

        Contributions

Each year, the Company’s Board may determine a contribution (“Profit-Sharing Contribution”) to be made on behalf of each Plan Participant who meets the eligibility requirements. Such contribution, if made, shall be equal to such percentage of the Participant’s compensation (as defined in the Plan document) as the Board may determine. As contractually agreed, a percentage contribution of 8% was made by the Company for the year ended December 31, 2001, for participants employed by the Company as of December 31, 2001.

Participants may elect to contribute (“Employee Contributions”) from 1% to 15% of their compensation as a before-tax contribution to the Plan, subject to Internal Revenue Service limits.

In addition, the Company may, at the discretion of the Board, make a matching contribution (“Matching Contribution”) on behalf of each Participant. This Matching Contribution, if any, shall be equal to amounts contributed by Participants not to exceed a percentage determined by the Board. During the year ended December 31, 2001, as contractually agreed, no Matching Contributions were made for participants employed by the Company as of December 31, 2001.

Total annual additions under the Plan and all other plans sponsored by the Company are limited to the lesser of 25% of eligible compensation or $35,000.

        Participant Accounts

A separate account (“Account”) is maintained for each Participant and is credited for the contributions made by and on behalf of each Participant. Each Participant has an undivided proportionate interest in the Trust that is measured by the proportion that the market value of their Account bears to the total market value of all Accounts as of the date that such interest is being determined. As of each Valuation Date, as defined in the Plan, the net earnings and gains or losses of each Investment Fund are allocated to each Participant’s Account in the same proportion that the market value of their Account in such Investment Fund bears to the total market value of all Participants’ Accounts in such Investment Fund.

        Vesting

Participants are immediately fully vested in all amounts contributed to the Plan.

        Payment of Benefits

Upon a Participant’s retirement, death, disability, or termination of employment, the Participant’s Account will be available for distribution as soon as reasonably practical following the termination date. In addition, hardship distributions are permitted if certain criteria are met. The Plan provides that participants may receive in-service distributions of any or all of their account as of the date they attain age 59½. Any amounts subsequently credited to their Account shall be available after each such contribution. Benefits are recorded when paid.

        Participant Loans

Subject to certain limitations, each Participant may borrow amounts from their Account as defined in the Plan. The terms of such loans are determined by the guidelines defined in the Plan, and are in conformance with Internal Revenue Service guidelines. The maximum amount available for borrowing is 50% of the Participant’s vested account balance, not to exceed $50,000.

2.    INVESTMENTS

The Plan administrator establishes the available investment alternatives administered under the Trust. Each Plan Participant may direct the investment of his/her funds in the Plan in increments of 10% in any one or more of the available investment alternatives. Currently, there are nineteen investment alternatives in common/collective trust, mutual funds and Frontier Oil common stock from which the Participant may choose.

The fair value of individual investments that represent 5% or more of the Plan’s total net assets as of December 31, 2001 and 2000 are as follows:
                                                          2001                               2000
                                               --------------------------       ---------------------------
                                                 Shares                           Shares
                                                   or                               or
                                                  Units        Amount              Units        Amount
----------------------------------------------------------  -------------       ----------    ------------

     Fidelity Managed Income Portfolio         3,145,108    $   3,145,108        2,654,947    $  2,654,947
     Fidelity Puritan Fund                       120,116        2,122,452          112,943       2,126,712
     Fidelity Independence Fund                  340,857        5,375,311          394,275       8,678,003
     Fidelity Growth & Income Fund                33,084        1,236,686           29,050       1,222,992
     Fidelity Aggressive Growth Fund             122,328        2,326,687          109,552       3,962,504

The gain or loss on the sale of assets represents the difference between the sales proceeds and the fair value of the investment at the beginning of the year, or the acquisition cost if the asset was acquired during the year. Net appreciation or depreciation in the fair value of investments is computed as the difference between the fair value at the end of the year and the beginning of the year, or the acquisition cost if the asset was acquired during the year. The Plan’s mutual funds (except the Fidelity Managed Income Portfolio) and Frontier Oil Common Stock depreciated in total value during 2001 by a net $4,734,026 (including gains and losses on funds bought and sold, as well as held during the year).

3.   TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated March 25, 1997, that the Plan is qualified and the Trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code. The Plan has been amended since March 25, 1997, and it is the Plan administrator’s opinion that the Plan is still designed and being operated in compliance with the applicable sections of the Internal Revenue Code.

4.   PLAN AMENDMENT AND TERMINATION

Although the Company has not expressed any intent to do so, the Plan specifies that the Company has the right to at any time amend, modify or terminate the Plan by action of the Board.

5.    PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and common/collective trusts managed by Fidelity Management Trust Company, the trustee of the Plan and, therefore, these transactions qualify as a party-in-interest. Other Plan investments are shares of Frontier Oil Common Stock, which also qualify as party-in-interest transactions.

6.    RISKS AND UNCERTAINTIES

The Plan provides for various investment options in mutual fund and common/collective trusts. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

7.    SUBSEQUENT EVENT

Effective April 1, 2002 the Plan was amended including several changes available as a result of the 2001 Economic Growth and Tax Relief Reconciliation Act (“EGTRRA”). Employees may now elect to contribute up to 60% (previously 15%) of their compensation as a before-tax contribution to the Plan, but are still subject to Internal Revenue Service dollar limits. Participants who are age 50 or older may now contribute additional amounts into the Plan each year ($1,000 for 2002) as allowed per EGTRRA. Total annual additions for the total of employee and employer contributions under the Plan and all other plans sponsored by the Company will be the lesser of 100% of eligible compensation or $40,000.

                                FRONTIER REFINING & MARKETING INC. and SUBSIDIARIES
                             COLLECTIVELY BARGAINED EMPLOYEES RETIREMENT SAVINGS PLAN

                                              SCHEDULE OF ASSETS HELD
                                              As of December 31, 2001

                                                                                       Shares
        Identity of Issuer                     Description of Investments             or Units       Market Value
------------------------------------  --------------------------------------------  -------------  ----------------

Fidelity Management Trust
   Company                            Common/Collective Trust:
                                        *Fidelity Managed Income Portfolio              3,145,508    $    3,145,508
                                      Managed Funds:
                                        *Fidelity Intermediate Bond Fund                   43,164           445,448
                                        *Fidelity Puritan Fund                            120,116         2,122,452
                                        *Fidelity Independence Fund                       340,857         5,375,311
                                        *Fidelity Growth & Income Fund                     33,084         1,236,686
                                        *Fidelity Aggressive Growth Fund                  122,328         2,326,687
                                        *Fidelity Contrafund                                2,150            91,939
                                        *Fidelity Low-Priced Stock Fund                     7,575           207,716
                                        *Fidelity Diversified International Fund            4,787            91,330
                                        *Fidelity Spartan US Equity Index Fund              9,516           386,719
                                        *Fidelity Value Fund                                    9               477
                                        *Fidelity Mid-Cap Stock Fund                          447            10,088
                                        *Fidelity Freedom Income Fund                         683             7,470
                                        *Fidelity Freedom 2010 Fund                         3,773            47,579
                                        *Fidelity Freedom 2020 Fund                           379             4,769
                                        *Fidelity Freedom 2030 Fund                           115             1,440

Frontier Oil Corporation                *Frontier Oil Corporation Common Stock              2,771            46,110

Plan Participants                     Participant Loans, maturities up to ten
                                        years, 6.75% to 10.5% interest                                      774,180
                                                                                                     --------------

                                          Total Investments                                          $   16,321,509
                                                                                                     ==============

*Represents a party-in-interest (Note 5)

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Accountants

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Frontier Oil Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTIER REFINING & MARKETING INC. and
SUBSIDIARIES COLLECTIVELY BARGAINED
EMPLOYEES RETIREMENT SAVINGS PLAN

By:    /s/ Nancy J. Zupan
        ––––––––––––––––––––
        Nancy J. Zupan
        Vice President - Controller
(principal accounting officer)

Date: June 28, 2002